WebMD Corporation
669 River Drive, Center 2
Elmwood Park, NJ 07407

August 12, 2004

VIA EDGAR TRANSMISSION

Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	WebMD Corporation Preliminary Schedule 14A File No. 0-24975 Filed on August 2, 2004

Dear Ms. Jacobs:

     This letter sets forth the responses of WebMD Corporation (“WebMD”) to the comments of the staff by letter dated August 10, 2004 to WebMD’s Preliminary Schedule 14A filed on August 2, 2004 (the “Comment Letter”). For your convenience, we have restated each of the staff’s comments from the Comment Letter in italics below, with the Company’s response to each comment immediately following. We have also included as Exhibit A to this letter copies of the pages from the Preliminary Schedule 14A that have been marked to show the changes that WebMD will make in response to your comments.

1.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

Barbara C. Jacobs
August 12, 2004

•	the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

WebMD hereby acknowledges that:

•	WebMD is responsible for the adequacy and accuracy of the disclosure in its filings;

•	The staff comments or changes to disclosure in response to staff comments in WebMD’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	WebMD may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.	We note that, subject to shareholder approval, Proposal 2 provides that the Certificate of Incorporation will be amended to modify the your Convertible Redeemable Preferred Stock. Accordingly, please revise your proxy to include the information required by Item 12 of Schedule 14A, including the proper financial information required by Item 13(a) of Schedule 14A, disclosure stating the reasons for the proposed modification and the effect of the modification upon the rights of existing security holders. If you believe that the information required by Item 13(a) of Schedule 14A is not material in accordance with Instruction 1 to Item 13, supplementally provide a detailed analysis of the basis for your belief.

WebMD has added the requested disclosures, as well as some additional cross-references to assist in the reader in locating related disclosures, on pages 2, 36 and 41. We have also retitled the section entitled “Background of the Charter Amendment Proposals” beginning on page 35 as “Background of and Reasons for the Charter Amendment Proposals” to highlight that section as the primary location of disclosure of the reasons for those proposals. In addition, although WebMD reached the conclusion that the information required by Item

Barbara C. Jacobs
August 12, 2004

13(a) of Schedule 14A is not material (as contemplated by Instruction 1 to Item 13), WebMD has no objection to incorporating that information by reference into the proxy statement and will do so.

3.	Please revise to disclose your accounting treatment of the modified Redeemable Exchangeable preferred stock, as well as any other potential financial statement effect on your investors as a result of this modification. Also, revise to disclose any tax consequences to investors that may result from the modification to your Redeemable Exchangeable Preferred Stock.

WebMD has added the requested disclosures, in appropriately captioned sections, on page 39. Please be advised that the Convertible Redeemable Exchangeable Preferred Stock is included in WebMD’s consolidated balance sheets as of March 31, 2004 and June 30, 2004 contained in WebMD’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004, and further disclosure regarding the Convertible Redeemable Exchangeable Preferred Stock is included in Note 4 to the consolidated financial statements contained in each of those Quarterly Reports.

4.	You disclose that WebMD is amending its Certificate of Incorporation to designate and authorize the issuance of one or more new series of preferred stock with voting powers by creating a new class of 4,990,000 shares of preferred stock. Please revise to disclose whether you have any plans, proposals or arrangements to issue any of the newly formed class of preferred stock for any corporate purpose. If so, please disclose by including a materially complete description of the corporate purpose. If not, please state that you have no such plans, proposals, or arrangements written or otherwise at this time to issue any of the authorized shares of preferred stock.

WebMD does not have any plans, proposals or arrangements to issue any of the newly formed class of preferred stock and has added additional disclosure so stating on pages 2, 37 and 39. This supplements the disclosure we had included on pages 38 and 39 under “Effects of the Charter Amendment Proposals” and also presents this disclosure earlier in the proxy statement.

If you would like to discuss these matters further, please feel free to contact the undersigned at (858) 759-6008 or Catherine Meeker of Alston & Bird LLP at (704) 444-1077.

Sincerely,

/s/  Lewis H. Leicher

Lewis H. Leicher
Senior Vice President and Assistant General Counsel
WebMD Corporation

EXHIBIT A

4,990,000 shares of preferred stock describing such authority with specificity, as set forth in Annex E to this Proxy Statement.

Proposals 2, 3 and 4 are sometimes referred to in this Proxy Statement as the Charter Amendment Proposals.

      Our Board of Directors recommends a vote “FOR” the election of each the nominees for director listed in Proposal 1 and for each of Proposals 2, 3 and 4.

      As more fully described in “Proposals 2, 3 and 4 — The Charter Amendment Proposals — Background of and Reasons for the Charter Amendment Proposals” below, we are seeking the approval of our stockholders of the amendments to the WebMD Charter contemplated by Proposal 2 because we agreed, in the purchase agreement between WebMD and the purchaser of the Convertible Redeemable Exchangeable Preferred Stock, to use our reasonable best efforts to amend the WebMD Charter to provide the voting powers contemplated by Proposal 2. The effects of the amendments in Proposal 2, which are described more fully in “Proposals 2, 3 and 4 — The Charter Amendment Proposals — Effects of the Charter Amendment Proposals,” are that holders of the 10,000 shares of Convertible Redeemable Exchangeable Preferred Stock will have the right to cast an aggregate of 10,638,297 votes on matters that are put to a vote of holders of WebMD common stock and have the class voting rights described above. Also as described more fully in “Proposals 2, 3 and 4 — The Charter Amendment Proposals,” the intent of the changes to the language of the WebMD Charter contemplated by Proposals 3 and 4 is to make explicit the authority that our Board of Directors was intended to have, under the existing language of the WebMD Charter, with respect to the issuance of preferred stock. However, our Board of Directors has determined not to exercise such authority except: (1) if Proposals 3 and 4 are approved or (2) based on an opinion of counsel that, with respect to any particular authorization of preferred stock, the Board may validly take such action. If approved, Proposals 3 and 4:

•	would not result in any change in the total number of authorized shares of capital stock of WebMD from what is currently authorized,

•	would not result in any change in the number of outstanding shares of the Convertible Redeemable Exchangeable Preferred Stock, and

•	would not result in any change in the total number of authorized shares of all classes of preferred stock from what is currently authorized.

      We have no plans, proposals or arrangements, written or otherwise, at this time to issue for any corporate purpose any of the shares of preferred stock that will be available for issuance if Proposals 3 and 4 are approved by our stockholders.

      The Charter Amendment Proposals are separated into Proposal 2, Proposal 3 and Proposal 4 to allow our stockholders to focus on each proposed change to the language of the WebMD Charter. However, adoption of the amendments to the WebMD Charter proposed by each of Proposals 3 and 4 is conditioned on approval of both of those Proposals and upon approval of Proposal 2. Proposal 2 is not, however, conditioned upon approval of any other Proposal. This means that:

•	if our stockholders fail to approve any one of Proposals 2, 3 and 4, then none of the amendments to the WebMD Charter contemplated by Proposals 3 and 4 will become effective, even if our stockholders approve the other Proposals; and

•	the amendments to the WebMD Charter contemplated by Proposal 2 will, if Proposal 2 is approved, become effective even if one or both of Proposals 3 and 4 are not approved.

VOTING RIGHTS AND RELATED MATTERS

      Please complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to us. All properly signed proxies that we receive prior to the vote at the Annual Meeting and that are not revoked will be voted (or withheld from voting, as the case may be) at

PROPOSALS 2, 3 AND 4:

THE CHARTER AMENDMENT PROPOSALS

Background of and Reasons for the Charter Amendment Proposals

      Pursuant to our Eleventh Amended and Restated Certificate of Incorporation, our Board of Directors is permitted to establish preferred stock and determine the rights, preferences and privileges of such preferred stock. On March 19, 2004, we sold 10,000 shares of the Convertible Redeemable Exchangeable Preferred Stock for $100 million in a private transaction to CalPERS/ PCG Corporate Partners, LLC, a private equity fund managed by the Pacific Corporate Group and principally backed by California Public Employees’ Retirement System. In connection with our issuance of the Convertible Redeemable Exchangeable Preferred Stock, we filed a Certificate of Designations with the Delaware Secretary of State, designating 5,000,000 shares of preferred stock as the Convertible Redeemable Exchangeable Preferred Stock and setting forth its terms and provisions.

      During our negotiation of the terms of the Convertible Redeemable Exchangeable Preferred Stock, WebMD and CalPERS/ PCG Corporate Partners preliminarily came to an understanding that holders of this Preferred Stock would have the right to vote, together with holders of WebMD common stock, on matters that are put to a vote of holders of WebMD common stock, with holders of the Preferred Stock having the right to cast the number of votes that could be cast by a holder of the WebMD common stock into which the Preferred Stock would be convertible immediately prior to the record date for the vote. We also agreed that we would not, without the prior approval of holders of 75% of the shares of the Convertible Redeemable Exchangeable Preferred Stock then outstanding, voting as a separate class, issue any additional shares of the Convertible Redeemable Exchangeable Preferred Stock, create any other class or series of capital stock that ranks senior to the Convertible Redeemable Exchangeable Preferred Stock or create any class or series of WebMD capital stock that ranks on a parity with the Convertible Redeemable Exchangeable Preferred Stock.

      Subsequent to reaching this understanding with CalPERS/ PCG Corporate Partners, we were advised by counsel that an amendment should be made to Article IV of our Eleventh Amended and Restated Certificate of Incorporation before these voting powers were granted. Specifically, counsel advised that, although the existing language of the Eleventh Amended and Restated Certificate of Incorporation permitting our Board of Directors to determine the rights, preferences and privileges of any new series of preferred stock seemed to be intended to permit the Board to provide such preferred stock with voting powers, an amendment, consisting of adding the word “powers” to the list of items that the Board can determine, should be effected prior to granting such voting powers. Consistent with this advice, we did not provide voting powers for the Convertible Redeemable Exchangeable Preferred Stock in the Certificate of Designations, and agreed with CalPERS/ PCG Corporate Partners to use our reasonable best efforts to amend the WebMD Charter to provide these voting powers and to provide that we would not take the actions described above without the prior consent of the holders of 75% of the shares of the Convertible Redeemable Preferred Stock. Proposal 2 seeks stockholder approval of an amendment to the WebMD Charter that would provide these voting powers and require us to obtain the approval of the holders of 75% of the shares of the Convertible Redeemable Preferred Stock with respect to the matters described above. Although we are obligated pursuant to the terms of our purchase agreement with CalPERS/ PCG Corporate Partners to obtain the consent of the holders of 75% of the Convertible Redeemable Exchangeable Preferred Stock to take the actions described above, we agreed with CalPERS/ PCG Corporate Partners to use our reasonable best efforts to amend the WebMD Charter to include these powers as a way of affording additional protection to CalPERS/ PCG Corporate Partners. In addition, although WebMD did not plan to issue additional shares of the Convertible Redeemable Exchangeable Preferred Stock above the original 10,000 shares, WebMD agreed with CalPERS/ PCG Corporate Partners to designate all the shares of preferred stock available for issuance under the WebMD Charter as the Convertible Redeemable Exchange Preferred Stock because WebMD had been advised by counsel that the authority of the Board to issue any other series, after the Convertible Redeemable Exchangeable Preferred Stock, was unclear under the existing language of the WebMD Charter.

Proposal 2

      Our Board of Directors has determined that it is advisable and in the best interests of WebMD to amend the WebMD Charter to provide that holders of the Convertible Redeemable Exchangeable Preferred Stock will have the right to vote, together with the holders of our common stock on an as-converted to common stock basis, on matters that are put to a vote of the holders of the common stock and to provide that WebMD will not, without the prior approval of holders of 75% of the shares of the Convertible Redeemable Exchangeable Preferred Stock then outstanding, voting as a separate class, issue any additional shares of the Convertible Redeemable Exchangeable Preferred Stock, create any other class or series of capital stock that ranks senior to the Convertible Redeemable Exchangeable Preferred Stock or create any class or series of capital stock that ranks on a parity with the Convertible Redeemable Exchangeable Preferred Stock, as set forth in Annexes D and E to this Proxy Statement.

      Our Board of Directors unanimously recommends a vote “FOR” the approval of Proposal 2.

      Proposal 2 provides for an amendment to be made to Article IV of the Eleventh Amended and Restated Certificate of Incorporation to specifically provide that the Board of Directors may, in addition to determining the rights, preferences and privileges of any new series of preferred stock, also determine the “powers” of such preferred stock. In addition, Proposal 2 provides for a new section to be added to the Certificate of Designations of the Convertible Redeemable Exchangeable Preferred Stock to provide that holders of the shares of the Convertible Redeemable Exchangeable Preferred Stock will have the right to vote, together with holders of WebMD common stock, on matters that are put to a vote of holders of WebMD common stock, with holders of the Convertible Redeemable Exchangeable Preferred Stock having the right to cast the number of votes that could be cast by a holder of the WebMD common stock into which the Preferred Stock would be convertible immediately prior to the record date for the vote. This new section in the Certificate of Designations will also provide that WebMD will not, without the prior approval of holders of 75% of the shares of the Convertible Redeemable Exchangeable Preferred Stock then outstanding, voting as a separate class, issue any additional shares of the Convertible Redeemable Exchangeable Preferred Stock, create any other class or series of capital stock that ranks senior to the Convertible Redeemable Exchangeable Preferred Stock or create any class or series of capital stock that ranks on a parity with the Convertible Redeemable Exchangeable Preferred Stock. Finally, Proposal 2 provides for the insertion, into Article IV of the Eleventh Amended and Restated Certificate of Incorporation, of a sentence reciting the total number of shares of capital stock of WebMD that the corporation is authorized to issue. The insertion of this sentence is intended to fulfill a formal requirement of Delaware law and will not result in any change in the total number of authorized shares of capital stock of WebMD from what is currently authorized.

      The Certificate of Designations provides that each share of the Convertible Redeemable Exchangeable Preferred Stock is convertible into the number of shares of common stock determined by dividing the original purchase price of a share of the Convertible Redeemable Exchangeable Preferred Stock, $10,000, by the conversion price, which is currently $9.40. There are 10,000 shares of the Convertible Redeemable Exchangeable Preferred Stock outstanding, which are currently convertible into 10,638,297 shares of WebMD common stock in the aggregate. As a result, if Proposal 2 is approved, holders of the Convertible Redeemable Exchangeable Preferred Stock will have the right to cast an aggregate of 10,638,297 votes. The number of shares of common stock into which each share of the Convertible Redeemable Exchangeable Preferred Stock may be converted is subject to adjustment in certain circumstances and, as a result, the number of votes that the holders of the Convertible Redeemable Exchangeable Preferred Stock will have the right to cast is also subject to adjustment in these circumstances, which include stock splits, dividends, combinations of shares, recapitalizations or similar events affecting our outstanding common stock. There are no arrears in dividends or defaults in principal in respect of the Convertible Redeemable Exchangeable Preferred Stock.

      If our stockholders do not approve Proposal 2, we must make a one time payment of $250,000 to CalPERS/PCG Corporate Partners pursuant to the provisions of the purchase agreement entered into in connection with the sale of the Convertible Redeemable Exchangeable Preferred Stock. That is the sole remedy available to CalPERS/ PCG Corporate Partners if Proposal 2 is not approved.

      As more fully described above under “Proposals to be Considered at the Annual Meeting,” the adoption of the amendments contemplated by Proposal 2 is not conditioned upon approval of any other Proposal. However, the amendments contemplated by Proposals 3 and 4 will not become effective unless both of those Proposals and Proposal 2 are approved.

Proposals 3 and 4

      Our Board of Directors has determined that it is advisable and in the best interests of WebMD to amend the WebMD Charter as follows:

•	to reduce the number of authorized shares of the Convertible Redeemable Exchangeable Preferred Stock from 5,000,000 to 10,000, as set forth in Annex E to this Proxy Statement (Proposal 3); and

•	to clarify the authority of WebMD’s Board of Directors to designate and authorize the issuance of one or more new series of preferred stock with voting powers by creating a new class of 4,990,000 shares of preferred stock describing such authority with specificity, as set forth in Annex E to this Proxy Statement (Proposal 4).

      Our Board of Directors unanimously recommends a vote “FOR” the approval of Proposals 3 and 4.

      Proposal 3 provides for amendments to both the Eleventh Amended and Restated Certificate of Incorporation and the Certificate of Designations of the Convertible Redeemable Exchangeable Preferred Stock to reduce the number of authorized shares of the Convertible Redeemable Exchangeable Preferred Stock to 10,000, the amount currently outstanding. If these amendments are approved, we will not be able to issue any additional shares of the Convertible Redeemable Exchangeable Preferred Stock. Proposal 4 provides for amendments clarifying the authority of our Board of Directors to issue up to 4,990,000 shares of preferred stock from time to time in one or more series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Proposal 4 will amend Article IV of the WebMD Charter to specifically provide the Board of Directors with these rights.

      We have no plans, proposals or arrangements, written or otherwise, at this time to issue for any corporate purpose any of the shares of preferred stock that will be available for issuance if Proposals 3 and 4 are approved by our stockholders.

      The intent of the changes to the language of the WebMD Charter contemplated by Proposals 3 and 4 is to make explicit the authority that our Board of Directors was intended to have, under the existing language of the WebMD Charter, with respect to the issuance of preferred stock. However, our Board of Directors has determined not to exercise such authority except: (1) if Proposals 3 and 4 are approved or (2) based on an opinion of counsel that, with respect to any particular authorization of preferred stock, the Board may validly take such action. If approved, Proposals 3 and 4:

•	would not result in any change in the total number of authorized shares of capital stock of WebMD from what is currently authorized,

•	would not result in any change in the number of outstanding shares of the Convertible Redeemable Exchangeable Preferred Stock, and

•	would not result in any change in the total number of authorized shares of all classes of preferred stock from what is currently authorized.

Conditions to the Effectiveness of Proposals 3 and 4

      The proposed amendments to the WebMD Charter are separated into Proposal 2, Proposal 3 and Proposal 4 to allow our stockholders to focus on each proposed change to the language of the WebMD Charter. However, adoption of the amendments proposed by each of Proposals 3 and 4 is conditioned on

      Although we have no plans, proposals or arrangements, written or otherwise, at this time to issue for any corporate purpose any of the shares of preferred stock that will be available for issuance if Proposals 3 and 4 are approved by our stockholders, our Board of Directors believes that clarifying the authority of the Board to authorize the issuance of one or more new series of preferred stock with voting powers provides us with more flexibility to address potential future financing needs and other corporate purposes, including implementation of strategic alliances and making acquisitions. No further vote of our stockholders would be required to issue new shares of preferred stock, except as provided under Delaware law or the rules of the NASD for Nasdaq National Market securities and except for the requirement that the approval of holders of at least 75% of the outstanding Convertible Redeemable Exchangeable Preferred Stock would be needed for the creation of capital stock that ranks senior to or on a parity with that Preferred Stock.

      It is not possible to state the actual effect of the authorization of any new series of preferred stock upon the rights of the holders of our common stock until our Board of Directors has specified the rights of a series of the preferred stock. However, the rights of any such series, if and when issued, might preclude or make difficult a merger or takeover, making WebMD a less attractive potential takeover candidate. Although our Board of Directors would make such a determination based on its judgment as to the best interest of stockholders, approval of Proposals 3 and 4 would clarify the Board’s authority to use preferred stock in a manner that could discourage an acquisition attempt or other transaction viewed favorably by the holders of a majority of our outstanding voting stock. This proposal is not part of a plan by the Board to adopt a series of amendments which may have an anti-takeover effect nor does the Board currently intend to propose any anti-takeover measures using preferred stock.

Federal Income Tax Consequences

      Approval of any or all of Proposals 2, 3 and 4 will not have any federal income tax consequences to the holders of either our common stock or the Convertible Redeemable Exchangeable Preferred Stock.

Accounting Treatment

      Approval of any or all of Proposals 2, 3 and 4 will not result in any change in our accounting treatment of the Convertible Redeemable Exchangeable Preferred Stock. We do not expect that the modifications to the Convertible Redeemable Exchangeable Preferred Stock that would be effected by these amendments would result in any other financial statement effects.

Forms of Certificate of Amendment

      If Proposal 2 is approved by our stockholders, or if all three of the Charter Amendment Proposals are approved by our stockholders, we plan to file a Certificate of Amendment to our Eleventh Amended and Restated Certificate of Incorporation. Included as Annex D to this Proxy Statement is the form that this Certificate of Amendment would take if Proposal 2 is approved by our stockholders, but either or both of Proposals 3 and 4 are not. Included as Annex E to this Proxy Statement is the form that this Certificate of Amendment would take if Proposals 2, 3 and 4 are all approved by our stockholders.

      Notwithstanding anything herein to the contrary, and notwithstanding stockholder approval of any of Proposals 2, 3 or 4, our Board of Directors may abandon any such amendment to the WebMD Charter prior to its effectiveness under applicable law.

STOCKHOLDER PROPOSALS FOR 2005 ANNUAL MEETING

      We expect to hold our 2005 Annual Meeting of Stockholders on June 16, 2005. Proposals that stockholders intend to present at that meeting must be received by us not later than February 16, 2005 if they are to be eligible for consideration for possible inclusion in WebMD’s Proxy Statement and form of proxy relating to that meeting, unless the date of the meeting is changed to a later one, in which case such proposals must be received a reasonable time before a solicitation is made. In addition, our Bylaws establish an advance notice procedure with regard to director nominations and proposals by stockholders intended to be presented at an annual meeting, but not included in our Proxy Statement. For these nominations or other business to be properly brought before the meeting by a stockholder, the stockholder must provide written notice delivered to the Secretary of WebMD at least 60 days and not more than 90 days in advance of the annual meeting date, which notice must contain specified information concerning the matters to be brought before the meeting and concerning the stockholder proposing these matters. All notices of proposals by stockholders, whether or not intended to be included in our proxy materials, should be sent to: Secretary, WebMD Corporation, 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361. If a stockholder intends to submit a proposal at the next annual meeting of stockholders which is not intended for inclusion in the Proxy Statement relating to that meeting, notice from the stockholder in accordance with the requirements in our Bylaws must be received by us no later than April 17, 2005, unless the date of the meeting is changed, in which case the notice must be received by us no later than the tenth day after the date on which we first announce the change.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. A copy of our Annual Report to Stockholders for the fiscal year ended December 31, 2003 accompanies this Proxy Statement.

      We make available free of charge at www.webmd.com (in the “About WebMD” section) copies of materials we file with, or furnish to, the SEC. You can also obtain copies of these materials at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that makes available reports, proxy statements and other information regarding issuers that file electronically with it.

INFORMATION INCORPORATED BY REFERENCE

      The SEC allows us to “incorporate by reference” into this Proxy Statement certain information that we file with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in this Proxy Statement. The information incorporated by reference in this Proxy Statement contains important business and financial information. In addition, information that we file with the SEC after the date of this Proxy Statement and prior to the date of the Annual Meeting will update and supersede the information contained in this Proxy Statement and incorporated filings. We incorporate by reference the following documents filed by us with the SEC (other than any portions of the respective filings that were furnished, under applicable SEC rules, rather than filed):

Our SEC Filings	Period Covered or Date of Filing

Annual Report on Form 10-K	Year ended December 31, 2003; filed on March 15, 2004, as amended on April 29, 2004
Quarterly Report on Form 10-Q	Filed on May 10, 2004
Quarterly Report on Form 10-Q	Filed on August 9, 2004

      Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this Proxy Statement shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Proxy Statement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement. Statements contained in this Proxy Statement as to the contents of any contract or other document referred to in this Proxy Statement do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

      If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you may obtain any of them from us or through the SEC. You may request a copy of each document incorporated by reference in this Proxy Statement at no cost, by writing or calling us at the following address or telephone number:

WebMD Corporation

669 River Drive, Center 2
Elmwood Park, New Jersey 07407
Tel: (201) 414-2002
Attn: Investor Relations

      Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

MISCELLANEOUS

      Where information contained in this Proxy Statement rests particularly within the knowledge of a person other than WebMD, we have relied upon information furnished by such person or contained in filings made by such person with the SEC.

      The material under the headings “Performance Graph,” “Report of the Audit Committee” (other than the description of the responsibilities of the Audit Committee in the first paragraph of that Report) and the “Report of the Compensation Committee” (other than the description of the responsibilities of the Compensation Committee in the first paragraph of that Report) shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that WebMD specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.